November 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millrose Properties, Inc.

Registration Statement on Form S-4

Registration No. 333-290810

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on Wednesday, November 19, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Millrose Properties, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact John Patrick Clayton of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, at (214) 969-2701, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

United States Securities and Exchange Commission

November 17, 2025

Sincerely yours,

Millrose Properties, Inc.

/s/ Darren L. Richman
Darren L. Richman
Chief Executive Officer and President

cc:	Zachary N. Wittenberg, Akin Gump Strauss Hauer & Feld LLP

John Patrick Clayton, Akin Gump Strauss Hauer & Feld LLP